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                          November 15, 2023

       Sanjay Shukla, M.D., M.S.
       President and Chief Executive Officer
       aTyr Pharma, Inc.
       10240 Sorrento Valley Road, Suite 300
       San Diego, CA 92121

                                                        Re: aTyr Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 9,
2023
                                                            File No. 333-275455

       Dear Sanjay Shukla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Charles Bair, Esq.